UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LEGACY EDUCATION ALLIANCE, INC.

Full Name of Registrant

Former Name if Applicable

120 N. Main St.

Address of Principal Executive Office (Street and Number)

New City, New York 10956

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable, without unreasonable effort or expense, to timely compile all information for the disclosures required to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The Registrant expects to file the Annual Report no later than the fifteenth calendar day following the prescribed filing date; however such Annual Report will not be audited by an independent registered public accounting firm as the Registrant has not found a replacement for its former accounting firm.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Barry Kostiner	(845)	925-4597
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒

On August 21, 2023, the Registrant filed its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Q2 Quarterly Report”). However, as previously disclosed, the interim financial statements and notes, included in the Q2 Quarterly Report were not reviewed by an independent public accounting firm using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as required by Rule 10-01(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

On November 20, 2023, the Registrant filed its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Q3 Quarterly Report”). However, as previously disclosed, the interim financial statements and notes, included in the Q3 Quarterly Report were not reviewed by an independent public accounting firm using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as required by Rule 10-01(d) of the Exchange Act.

Therefore, the Registrant may not be considered current in its filings under the Exchange Act until it files an amendment to each of the Q2 Quarterly Report and Q3 Quarterly Report that contains the respective financial statements that have been reviewed in accordance with the requirements of Rule 10-01(d).

The Registrant has further identified one or more Current Reports on Form 8-K not filed to disclose the entering into of material definitive agreements and the creation of direct financial obligations.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LEGACY EDUCATION ALLIANCE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2024	By:	/s/ Barry Kostiner
Barry Kostiner
Chairman and CEO